56 Prospect Street, Hartford, CT 06103

Northeast Utilities Service Company

P.O. Box 270

Hartford, CT 06141-0270

860-728-4670

860-728-4586 FAX

jay.buth@nu.com

Jay S. Buth

Vice President

Accounting and Controller

April 5, 2012

VIA EDGAR

Andrew D. Mew

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:

Northeast Utilities,

The Connecticut Light and Power Company,

Public Service Company of New Hampshire and

Western Massachusetts Electric Company

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 24, 2012

File Nos. 001-05324, 000-00404, 001-06392 and 000-07624

Dear Mr. Mew:

Northeast Utilities (NU or the Company) has received your letter to Charles W. Shivery, the Chairman of the Board, President and Chief Executive Officer of NU, dated March 23, 2012, with respect to the review by the Securities and Exchange Commission of the above-referenced filings.  We are committed to accuracy and transparency in all of our public filings and we appreciate the time your staff has taken on this review.

Set forth below are our responses to the comments in your letter.  Our responses below are keyed to the sequential numbering of the comments and to the headings used in your letter.  Your comments appear in bold and our responses and supplemental information appear in regular type.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 8. Financial Statements and Supplementary Data, page 74

Combined Notes to Consolidated Financial Statements, page 107

Andrew D. Mew

April 5, 2012

Note 11. Income Taxes, page 139

1.

Please explain to us in greater detail the $(33.1) million tax asset valuation allowance/reserve and $22.1 million state income tax adjustments to your tax rate.

Response:

In response to the Staff’s request, the $33.1 million reduction to income tax expense, disclosed in the “Tax Asset Valuation Allowance/Reserve Adjustments” line in the tax rate reconciliation on page 140 of the 2011 Annual Report on Form 10-K, includes the following components (in millions):

$(15.3)	Reversal of deferred tax asset valuation allowance related to an expired state net operating loss carryforward
(22.4) 4.2 0.4	Changes in uncertain tax positions (refer to pages 141 and 142 of the 2011 Form 10-K) Current period increase in reserve accrual Other
$(33.1)	Total tax asset valuation allowance/reserve

The $15.3 million decrease in deferred tax asset and reversal of associated valuation allowance comprises a significant portion of the year over year variances in the “Tax Asset Valuation Allowance/Reserve Adjustments” and “State Income Taxes, Net of Federal Impact” lines of the rate reconciliation on page 140 of the 2011 Annual Report on Form 10-K.  When aggregated, these variances had no effect on the 2011 results of NU, as the adjustments served to write off a fully reserved deferred tax asset associated with our unregulated businesses (i.e., there was a reduction of the deferred tax asset and a corresponding reduction of the fully valued reserve, resulting in no impact to the income statement).

As disclosed in Note 11, “Income Taxes - Tax Positions,” on page 142 of the 2011 Annual Report on Form 10-K, the $22.4 million decrease relates to a change in uncertain state tax positions.  New facts and information were obtained during the fourth quarter, which, in accordance with ASC 740, were appropriately considered in estimating the value of these positions.

The $4.2 million consists of a $1.6 million and a $2.6 million routine increase in the reserve for state income taxes for a registrant and a non-registrant, respectively, with a corresponding offset of these amounts in their entirety included in the “State Income Taxes, Net of Federal Impact” line.

The $22.1 million increase to income tax expense, disclosed in the “State Income Taxes, Net of Federal Impact” line in the tax rate reconciliation on page 140 of the 2011 Annual Report on Form 10-K, is computed as follows (in millions):

$(26.0)	Current state income taxes (refer to page 139 of the 2011 Form 10-K)
9.1	Deferred state income taxes (refer to page 139 of the 2011 Form 10-K)
(16.9)	Total net state income tax benefit
5.9	Federal tax on net state tax benefits ($16.9 million x 35%)
(11.0)	Net state income tax benefit
33.1	Less: Effect of tax asset valuation allowance/reserve adjustment (explained above)
$22.1	Total state income taxes, net of federal impact

Andrew D. Mew

April 5, 2012

Note 12. Commitments and Contingencies, page 142

A. Environmental Matters, page 142

2.

We note you were able to estimate a range of loss for five of your environmental sites.  Please explain why you were not able to estimate a range of loss for the 54 remaining sites.  To the extent you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated.  We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies.  Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

Response:

We evaluate all of our environmental sites on a quarterly basis in order to determine whether any updates of accruals or estimates of reasonably possible loss, or range of loss, are appropriate.  This is a process undertaken and led by our Environmental group, in conjunction with our Legal Department, and the results are communicated to and reviewed by our Accounting Department.  Each site is individually evaluated and discussed in terms of potential environmental impact and each site is analyzed for a range of loss based on the site’s current stage (i.e., identification, investigation and assessment, negotiation with environmental oversight/regulatory authorities, and remediation or long-term monitoring).  Of the 54 remaining sites, 24 sites are in the investigation and assessment stage and 30 sites are in the remediation or long-term monitoring stage.

Our procedures with respect to estimating losses, or ranges of losses, differ by stage.  For sites in the identification, investigation and assessment stages, we estimate the costs to complete the investigation based on our best information and facts known at that time and taking into consideration the multiple uncertainties surrounding each site.  For sites in the remediation or long-term monitoring stage, we compute a loss, or a range of loss where practicable, based on the information and facts known at that time and record a liability for the loss, or the best estimate within the range of loss.

For the 24 sites that are in the identification, investigation and assessment stages, we are uncertain of the extent of environmental contamination on the land and/or in the water.  In addition, these sites have not received claims for remediation from federal, state or local governments nor are there current laws or regulations requiring immediate remediation.  For these 24 sites, we were able to establish an accrual aggregating approximately $19.1 million as of December 31, 2011, based on management’s best estimate of the costs we believe to be both probable and reasonably estimable to complete a comprehensive site investigation that would provide information to develop a remedial action plan and any additional costs deemed probable and estimable at that time.  However, because we could not determine the extent of remediation that we may be required to perform, if any, exposure to any loss in excess of the amount accrued cannot be reasonably estimated.

Andrew D. Mew

April 5, 2012

For the 30 sites that are in the remediation or long-term monitoring stage, we have recorded a liability of approximately $7.7 million as of December 31, 2011, which represents management's best estimate and takes into consideration recurring costs of managing hazardous substances and pollutants, mandated expenditures to remediate previously contaminated sites and any other clean-up, monitoring and regulatory reporting costs.  For these sites, no additional loss is currently anticipated.

In future filings, we will enhance our disclosures relating to the estimated range of loss, as set forth below, provided on page 142 of our 2011 Annual Report on Form 10-K (changes have been highlighted in bold  and italic font for new disclosures with strikethrough to signify planned removal of current disclosures):

As of December 31, 2011, for 5 environmental sites (2 for PSNH and 1 for WMECO) that are included in the Company's reserve for environmental costs, the information known and nature of the remediation options at those sites allow for the Company to estimate the range of losses for environmental costs.  As of December 31, 2011, $4.9 million ($0.7 million for PSNH) had been accrued as a liability for these sites, which represent management's best estimates of the liabilities for environmental costs.  These amounts are the best estimates within estimated ranges of losses from $1.3 million to $16.8 million (zero to $4.1 million for PSNH and zero to $8.6 million for WMECO).  ~~For the sites that comprise the remaining $26.8 million of the environmental reserve ($2.9 million for CL&P, $5.9 million for PSNH and $0.3 million for WMECO), determining an estimated range of loss is not possible at this time.~~

As of December 31, 2011, for 24 environmental sites (6 for CL&P, 4 for PSNH, and 3 for WMECO) included in the Company’s reserve for environmental costs, management cannot reasonably estimate the exposure to loss in excess of the reserve, or range of loss, as these sites are under investigation and/or there is significant uncertainty as to what remedial actions, if any, the Company may be required to undertake.  As of December 31, 2011, $19.1 million ($1.3 million for CL&P, $0.1 million for PSNH, and $0.1 million for WMECO) had been accrued as a liability for these sites.  As of December 31, 2011, for the remaining 30 environmental sites (12 for CL&P, 12 for PSNH, and 6 for WMECO) included in the Company’s reserve for environmental costs, the $7.7 million accrual ($1.6 million for CL&P, $5.9 million for PSNH, and $0.2 million for WMECO) represents management’s best estimate of the liability and no additional loss is anticipated.

In response to the Staff’s request to explain the procedures we undertake quarterly to attempt to develop a range of loss, NU has a team of environmental remediation specialists that are responsible for identifying new and monitoring existing environmental sites.  Quarterly, or more frequently if facts, events or circumstances warrant, our team reviews and updates the data repository, which includes data for each site such as applicable laws and regulations, cost estimates and supporting documentation, accrual and supporting information, costs incurred since inception, remaining scope of work, and a range of loss if a range can be estimated.  Such data is reviewed at least quarterly with representatives from our Accounting, Reporting and Legal Departments to evaluate whether any updates of accruals or estimates of loss, or range of loss, are appropriate.  In certain cases, external legal counsel may also be consulted.

For those sites where comprehensive investigation studies have been completed and a remedial action plan has been developed, a range of loss is developed where practicable and the reserve is adjusted to the amount management determines to be the best estimate within that range or, if a best estimate cannot be made, to the low end of that range.  The information used to calculate the range includes the extent of the remediation required, contractor bids and/or consultant estimates to perform the remediation

Andrew D. Mew

April 5, 2012

work, and prior experience in remediating similar sites, where applicable.  The environmental matters disclosure in NU’s Quarterly Reports on Form 10-Q or Annual Reports on Form 10-K is then updated based on information provided from this process.  As a result of these efforts, we believe we have an appropriate process in place to attempt to develop an estimated loss or range of loss for each site, or to determine that such an estimate cannot be made.

In response to the Staff’s comment to provide, for each material item, specific factors that are causing the inability to estimate a range of loss and when we expect those factors to be alleviated, we believe there is only one such site, known as the HWP site, a former manufactured gas plant site in Massachusetts in the later stages of site investigation studies for which the exposure has the potential to be material for NU.  Although a best estimate has been accrued and we do not believe a material increase is probable at this time, we cannot estimate a range of loss until further determination is made as to the extent, method and timing of remediation required, all of which must be agreed to by the Massachusetts Department of Environmental Protection.  We will continue to assess this site on a quarterly basis.  Any subsequent updates will be reflected to update our disclosure surrounding this item, which is contained in Note 12A, “Commitments and Contingencies – Environmental Matters – HWP,” on pages 143 through 144 of our 2011 Annual Report on Form 10-K.

We acknowledge that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any question regarding our responses to address your comments may be directed to my attention at telephone (860) 728-4670, fax (860) 728-4586.

Very truly yours,

NORTHEAST UTILITIES

By:	/s/ Jay S. Buth
Jay S. Buth
Vice President
Accounting and Controller